Exhibit 99.1

UNDERWRITING AGREEMENT

March 23, 2009

Baytex Energy Trust
Baytex Energy Ltd.

Suite 2200, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention:	Anthony W. Marino, President and Chief Executive Officer

Dear Sirs:

TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation (collectively, the “Underwriters”) understand that Baytex Energy Trust (the “Trust”) proposes to issue and sell 6,900,000 trust units (the “Initial Trust Units”) pursuant to this Agreement.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase the Initial Trust Units from the Trust at the Closing Time (as hereinafter defined) in the respective percentages set forth in paragraph 16 hereof, and the Trust hereby agrees to issue and sell all but not less than all of the Initial Trust Units to the Underwriters at the Closing Time at the purchase price of $14.50 per Initial Trust Unit for gross proceeds of $100,050,000.00.  In addition, subject to the terms and conditions hereof, the Trust hereby grants to the Underwriters an option (the “Underwriters’ Option”), exercisable in full or in part for a period of thirty (30) days on or following the Closing Time, to purchase up to an additional 1,035,000 trust units of the Trust (the “Additional Trust Units”) at a price of $14.50 per Additional Trust Unit for additional aggregate gross proceeds of up to $15,007,500.00, if the Underwriters’ Option is exercised in full, and the Trust hereby agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Trust Units set out in the notice of exercise on the basis provided herein and may arrange substitute purchasers for such Additional Trust Units as contemplated herein.  After reasonable efforts have been made to sell all of the Initial Trust Units at the purchase price of $14.50 per Initial Trust Unit, the Underwriters may subsequently reduce the purchase price to investors from time to time in order to sell any Initial Trust Units remaining unsold.  Any such reduction in the purchase price of the Initial Trust Units shall not affect the proceeds received by the Trust pursuant offering contemplated herein.

The Underwriters’ Option may be exercised by the Underwriters in full or in part by the Lead Underwriter delivering notice to the Trust (the “Underwriters’ Notice”) not later than thirty (30) days following the Closing Time, which notice shall specify the number of Additional Trust Units to be purchased by the Underwriters and the date and time at which such Additional Trust Units are to be purchased (the “Additional Closing Time”).  Such date may be the same as the Closing Date but not earlier than the later of: (i) the Closing Date; and (ii) two business days after the date of such notice, nor later than five business days after the date of such notice.  Upon the Lead Underwriter furnishing the Underwriters’ Notice, the Trust will be committed to issue and sell, and the Underwriters will be obligated to purchase, in accordance with and subject to the provisions of this Agreement, the number of Additional Trust Units specified in the Underwriters’ Notice at the Additional Closing Time.

The Initial Trust Units, together with any Additional Trust Units that are issued upon exercise of the Underwriters’ Option, are referred to herein as the “Offered Units”.

The Underwriters understand that the net proceeds from the sale of the Offered Units will be used for the general purposes of the Trust.  In this regard, we understand that the Trust will prepare and file without delay, the Preliminary Prospectus (as hereinafter defined) relating to the sale of the Offered Units with the Securities Commissions and will obtain receipts therefor.  We understand that, in filing the Preliminary Prospectus, the Trust will select the Province of Alberta as the principal regulator under the Prospectus Review Procedures (as hereinafter defined).  We also understand that the Trust intends to take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, the Prospectus (as hereinafter defined) with such of the Securities Commissions, in accordance with their requirements in order to qualify the Offered Units for distribution (as hereinafter defined) in each of the Qualifying Provinces.

The Underwriters may, at their sole discretion, engage sub-agents (each, a “Selling Firm”) to act on their behalf and offer such Selling Firms any part of the Underwriting Fee (as hereinafter defined).  The Underwriters shall not be under any obligation to engage any Selling Firm.  To the extent that the Underwriters engage Selling Firms to act on their behalf, the Underwriters shall obtain undertakings from such Selling Firms to offer the Offered Units for sale to the public only as permitted by the Securities Laws, upon the terms and conditions set forth in the Prospectuses and as set forth herein.

1.	Definitions

In this Agreement:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“affiliates” and related terms have the meaning ascribed thereto in the Securities Act (Alberta);

(c)
“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)	“AIF” means the annual information form of the Trust dated March 26, 2009 for the year ended December 31, 2008;

(e)	“ASC” means the Alberta Securities Commission;

(f)	“Baytex” means Baytex Energy Ltd.;

(g)	“Baytex Oil” means Baytex Oil & Gas Ltd.;

(h)	“Baytex Partnership” means Baytex Energy Partnership;

(i)	“Baytex USA” means Baytex Energy USA Ltd.;

(j)	“BEL” means BEL Liquidity Management LLC;

(k)
“Business” means the business carried on by the Trust Parties, directly or indirectly, in connection with the acquisition, ownership and development of oil and natural gas properties and related assets, including the Trust Assets;

(l)	“business day” means a day other than Saturday, Sunday or a statutory holiday in Calgary, Alberta;

(m)
“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Provinces and all regulations, rules, policy statements, national instruments, notices and blanket order rulings thereunder;

(n)	“Closing Date” means April 14, 2009, or such other date not later than April 30, 2009, as the Underwriters and the Trust may agree upon in writing;

(o)	“Closing Time” means 6:30 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date, as the Underwriters and the Trust may agree upon;

(p)	“Commission Rate” means $0.725 per Offered Unit;

(q)
“Credit Agreement” means the amended and restated credit agreement made as of November 29, 2007 in respect of the Trust’s $485 million syndicated credit facility, as amended by the first amending agreement dated June 4, 2008;

(r)	“distribution” means “distribution” or “distribution to the public”, as the case may be, which terms have the meanings attributed thereto under Canadian Securities Laws;

(s)	“Debenture Indenture” means the indenture made as of June 6, 2005 creating the Debentures;

(t)
“Debentures” means the outstanding 6.5% convertible unsecured subordinated debentures of the Trust maturing on December 31, 2010 and convertible, at the option of the holders thereof at any time into fully paid Trust Units at a conversion price of $14.75 per Trust Unit;

(u)	“Documents” means, collectively:

(i)	the AIF;

(ii)	management’s discussion and analysis of financial condition and results of operations of the Trust for the year ended December 31, 2008;

(iii)	the Financial Information;

(iv)	the Information Circular; and

(v)	the material change report of the Trust dated March 26, 2009 in respect of the offering of the Offered Units;

(v)	“Due Diligence Session” has the meaning ascribed thereto in subparagraph 3(a) hereof;

(w)	“Exchanges” means, collectively, the Toronto Stock Exchange and the New York Stock Exchange, and “Exchange” means either such exchange as the context requires;

(x)	“Exchangeable Shares” means exchangeable shares in the capital of Baytex;

(y)	“Final Receipt” means a receipt for the Prospectus issued by the Securities Commissions in accordance with the Prospectus Review Procedures;

(z)
“Financial Information” means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2008, together with the notes thereto and the auditors’ report thereon;

(aa)	“Indemnified Parties” means the Underwriters and each of the Underwriters’ directors, officers and employees and each person who controls any of the Underwriters;

(bb)	“Information Circular” means the information circular - proxy circular of the Trust dated April 3, 2008, relating to the annual and special meeting of unitholders of the Trust held on May 20, 2008;

(cc)	“Lead Underwriter” means TD Securities Inc.;

(dd)	“Material Agreements” means this Agreement, the Note Indenture, the Debenture Indenture, the Credit Agreement, the NPI Agreement, the Trust Indenture and the Unit Rights Incentive Plan;

(ee)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under Canadian Securities Laws;

(ff)	“NI 44-101” means National Instrument 44-101 of the Canadian Securities Administrators;

(gg)	“Note Indenture” means the indenture made as of September 2, 2003 creating the Notes and the promissory note evidencing the Notes issued thereunder;

(hh)	“Notes” means the unsecured subordinated notes issued by Baytex and held by the Trust as more particularly described in the Prospectus;

(ii)	“NPI Agreement” means the net profits interest agreement among Baytex and the Trust dated September 2, 2003, as amended and restated;

(jj)
“Preliminary Prospectus” means the preliminary prospectus of the Trust to be dated on or about March 27, 2009 relating to the distribution of the Offered Units and any amendment thereto, including the documents incorporated by reference therein;

(kk)	“Preliminary Receipt” means a receipt for the Preliminary Prospectus issued by the Securities Commissions in accordance with Prospectus Review Procedures;

(ll)	“Prospectus” means the final prospectus of the Trust relating to the distribution of the Offered Units and any amendment thereto, including the documents incorporated by reference therein;

(mm)
“Prospectus Review Procedures” means the procedures for prospectus review in multiple jurisdictions provided for under National Policy 11-202 – Process for Review in Multiple Jurisdictions, of the Securities Commissions and Multilateral Instrument 11-102 – Passport System, of the Securities Commissions (other than Ontario);

(nn)	“Prospectuses” means, collectively, the Preliminary Prospectus and the Prospectus;

(oo)
“Public Record” means all information filed by or on behalf of any Trust Party with the Securities Commissions, including without limitation, the Preliminary Prospectus, the Prospectus, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance with Canadian Securities Laws;

(pp)	“Qualifying Provinces” means, collectively, all of the provinces of Canada;

(qq)
“Responses” means the oral and written responses delivered by any officer, director or trustee of the Trust or any Trust Subsidiary, any committee of directors or trustees or any one member of such committee at the Due Diligence Session;

(rr)	“Securities Commissions” means the securities commissions or similar securities regulatory authorities in the Qualifying Provinces;

(ss)	“Sellers” means certain affiliates of Dominion Resources, Inc.;

(tt)	“SIFT Rules” means the rules in the Tax Act relating to the taxation of “SIFT trusts” and “SIFT partnerships” (as defined in the Tax Act);

(uu)	“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

(vv)
“Sproule Report” means independent reserves evaluation prepared by Sproule dated March 4, 2009 of the petroleum and natural gas reserves and the present net worth of those reserves of the Trust as at December 31, 2008;

(ww)	“subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta);

(xx)	“Supplementary Material” means, collectively, any amendment or supplement to, and documents incorporated by reference in, the Prospectuses;

(yy)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

(zz)
“Trust Assets” means the assets held, directly or indirectly, by the Trust, which assets include, without limitation, the oil and natural gas properties, undeveloped land and related assets more fully described in the Prospectus, the NPI Agreement and the Notes;

(aaa)	“Trustee” means Valiant Trust Company;

(bbb)	“Trust Indenture” means the third amended and restated trust indenture made as of May 20, 2008 between the Trustee and Baytex;

(ccc)	“Trust Parties” means, collectively, the Trust and Baytex;

(ddd)	“Trust Subsidiaries” means, collectively, Baytex, Baytex Oil, Baytex USA, BEL and Baytex Partnership;

(eee)	“Trust Units” means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(fff)	“Underwriters’ Information” means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished in writing the Underwriters for purposes of inclusion therein;

(ggg)	“Unit Rights Incentive Plan” means the Trust Unit rights incentive plan of the Trust dated September 3, 2003, as amended;

(hhh)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(iii)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(jjj)	“U.S. Placement Memorandum” means the private placement memorandum (to which will be attached the Preliminary Prospectus or the Prospectus, as the case may be) for the offering of the Offered Units in the United States in accordance with Schedule “A”; and

(kkk)
“U.S. Securities Laws” means the U.S. Securities Act and the rules and regulations of the United States Securities and Exchange Commission, together with the applicable blue-sky or securities legislation in the states of the United States.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus.

2.	Underwriting Fee

(a)
In consideration for their services in underwriting the distribution of and purchasing the Offered Units, the Trust agrees to pay to the Underwriters at the Closing Time or the Additional Closing Time (as defined herein), as the case may be, a fee of $0.725 per Offered Unit purchased for an aggregate commission payable at the Closing Time of $5,002,500.00 (the “Initial Underwriting Fee”) and, if the Underwriters’ Option is exercised in full, an aggregate commission payable at the Additional Closing Time of $750,375.00 (the “Additional Underwriting Fee” and, collectively with the Initial Underwriting Fee, the “Underwriting Fee”).

(b)
For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax (“GST”) provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.  In the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Trust agrees to pay the amount of GST forthwith upon the request of the Underwriters.  The Trust also agrees to pay the Underwriters’ expenses as set forth in paragraph 13.

3.	Qualification and Offering for Sale

(a)
During the period from the date hereof until completion of the distribution of the Offered Units, each Trust Party shall cooperate fully with the Underwriters and the Underwriters’ counsel to allow them to participate fully in the preparation of the Prospectuses and Supplementary Material, if any, and such other documents as may be required under Canadian Securities Laws to qualify the distribution of the Offered Units in the Qualifying Provinces and to allow the Underwriters and the Underwriters’ counsel to conduct all due diligence which the Underwriters may reasonably require (including with respect to the documents incorporated in the Preliminary Prospectus, the Prospectus or any Supplementary Material by reference) in order to fulfil the Underwriters’ obligations as underwriters and to enable the Underwriters to responsibly sign the certificates required to be executed by them in the Preliminary Prospectus, the Prospectus or any Supplementary Material.  Without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Trust shall make available the Trust’s directors and senior management and shall use reasonable commercial efforts to make available the auditors and independent engineers of the Trust to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing (collectively, the “Due Diligence Session”).  The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Trust shall provide written responses to such questions and shall use its commercially reasonable best efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.  The Trust acknowledges that the Underwriters may record the answers provided at the Due Diligence Session provided that, if recorded, a copy will be provided to the Trust.

(b)
The Trust shall elect and comply in all respects with the Prospectus Review Procedures as currently in effect and shall select the ASC as the principal regulator under the Prospectus Review Procedures.

(c)
The Trust shall file the Preliminary Prospectus and all such other documents as may be required under Canadian Securities Laws under the Prospectus Review Procedures with the Securities Commissions as soon as reasonably possible and, in any event, not later than 5:00 p.m. (Calgary time) on March 27, 2009, and obtain an Preliminary Receipt from the ASC for the Preliminary Prospectus evidencing that a receipt has been issued for the Preliminary Prospectus in each of the Qualifying Provinces dated not later than such date.

(d)
The Trust shall file the Prospectus and other documents required under Canadian Securities Laws with the Securities Commissions and obtain the Final Receipt for the Prospectus from the ASC evidencing that a receipt has been issued for the Preliminary Prospectus in each of the Qualifying Provinces, and shall otherwise fulfil all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any Selling Firm as soon as reasonably possible and, in any event, not later than 5:00 p.m. (Calgary time) on April 6, 2009 (or such later date as may be agreed to in writing by the Underwriters).

(e)
The Trust shall, until the completion of the distribution of the Offered Units, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Canadian Securities Laws to continue to qualify the Offered Units for distribution in each of the Qualifying Provinces or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution in each of the Qualifying Provinces.

(f)
The Underwriters will offer the Offered Units purchased pursuant to the terms hereof for sale to the public, directly and through Selling Firms, only as permitted by Canadian Securities Laws in the Qualifying Provinces.  For purposes of this subparagraph 3(f), the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution in any Qualifying Province in respect of which the Final Receipt has been issued following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Trust or any Securities Commission of the applicable Qualifying Province.  Notwithstanding the foregoing provisions of this subparagraph 3(f), an Underwriter will not be liable to the Trust under this subparagraph 3(f) with respect to a default by another Underwriter or Selling Firm under this subparagraph 3(f) unless the former Underwriter is also in default or the Selling Firm is affiliated with the Underwriter.

(g)
Each Underwriter agrees with the Trust that the Offered Units have not been and will not be registered under the U.S. Securities Act and may not be offered and sold within the United States or to, or for the account or benefit of U.S. persons, except in reliance on an exemption from such registration provided by the U.S. Securities Act.

(h)
The Underwriters shall deliver to the Trust within two business days of the date of filing of the Prospectus duly completed and executed Form 6’s for each person who has executed the Prospectus on behalf of the Underwriters.

4.	Delivery of Prospectus and Related Documents

(a)	The Trust shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(i)	prior to or contemporaneously, as early as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(A)	copies of the Preliminary Prospectus and the Prospectus signed as required by the Canadian Securities Laws;

(B)	copies of the U.S. Placement Memorandum, if required by the Underwriters; and

(C)	copies of any documents incorporated by reference in the Preliminary Prospectus, Prospectus which have not previously been delivered to the Underwriters;

(ii)
as soon as they are available, copies of any Supplementary Material required to be filed under the Canadian Securities Laws, signed as required by the Canadian Securities Laws and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(iii)
at the time of delivery to the Underwriters of the Preliminary Prospectus pursuant to this subparagraph 4(a), a draft of the “long-form” comfort letter from the Trust’s auditors, dated the date of the Preliminary Prospectus, and reasonably satisfactory in form and substance to the

Underwriters addressed to the Underwriters and the Trust, with respect to the financial and accounting information contained in or incorporated by reference in the Preliminary Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to Canadian Securities Laws; and

(iv)
prior to the filing of the Prospectus with the Securities Commissions, a “long-form” comfort letter from the Trust’s auditors, dated the date of the Prospectus, and reasonably satisfactory in form and substance to the Underwriters and the Underwriter’s counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages contained in the Prospectus with indicated amounts in the financial statements or accounting records of the Trust and have found such information and percentages to be in agreement, which comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the date of the Prospectus.

(b)
Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed under paragraph 7 at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signatures are not required, at the time the same is filed.  All such comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

(c)
The delivery to the Underwriters of the documents referred to in subparagraphs 4(a)(i) and (ii) hereof shall constitute a joint and several representation and warranty by the Trust Parties to the Underwriters that:

(i)
all information and statements contained therein and incorporated therein by reference (except any Underwriters’ Information or any information or statements which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, as the case may be) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Offered Units as required by the Canadian Securities Laws, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and that such documents conform in all material respects to the requirements of Canadian Securities Laws, including, without limitation, NI 44-101; and

(ii)
except as has been disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations, or ownership of the Trust Parties (taken as a whole).

(d)
The Trust Parties consent to the Underwriters’ use of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material and any of the documents incorporated therein by reference for the offering and distribution of the Offered Units in compliance with the provisions of this Agreement.

5.	Commercial Copies

(a)
The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the second business day following the date of filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time at the place of delivery) on the second business day following the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(b)
The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material as the Underwriters may reasonably request.

6.	Regulatory Approvals

(a)
The Trust will file or cause to be filed with the Exchanges all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Offered Units and the Trust Units issuable upon conversion, redemption, repurchase or maturity of the Offered Units have been approved for listing and posting for trading on the Exchanges prior to the filing of the Prospectuses with the Securities Commissions, subject only to satisfaction by the Trust of the customary listing conditions of the Exchanges.

(b)
The Trust will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Trust will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements, if any, to which it is a party.

7.	Material Changes and New Filings

(a)	During the period of distribution of the Offered Units, the Trust Parties shall promptly notify the Underwriters in writing of the full particulars of:

(i)
any material change, occurrence or development (actual, anticipated, contemplated or threatened) in or affecting the business, properties, affairs, operations, capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations of the Trust Parties, taken as a whole;

(ii)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) (other than any Underwriters’ Information) contained in the Preliminary Prospectus, Prospectus, the U.S. Placement Memorandum or any Supplementary Material;

(iii)	the occurrence or discovery of any material fact (other than any fact relating solely to the Underwriters) or event which would is or may be, or such a nature as to:

(A)	render the Preliminary Prospectus, Prospectus, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

(B)	result in a misrepresentation in the Preliminary Prospectus, Prospectus, the U.S. Placement Memorandum or any Supplementary Material; or

(C)	result in the Preliminary Prospectus, Prospectus, the U.S. Placement Memorandum or any Supplementary Material not complying in any material respect with Canadian Securities Laws.

(b)	During the period of distribution of the Offered Units, the Trust Parties will promptly inform the Underwriters in writing of the full particulars of:

(i)	any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii)
the issuance by any Securities Commission or similar regulatory authority, either Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

(iii)
the receipt by any Trust Party of any communication from any Securities Commission or similar regulatory authority, either Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units.

(c)
The Trust Parties will promptly, and in any event within any applicable time limitation, comply to the satisfaction of the Underwriters and the Underwriters’ counsel, acting reasonably, with Canadian Securities Laws and the rule of the Exchanges with respect to any material change, change, occurrence, discovery or event of the nature referred to in subparagraphs 7(a) or (b) above and the Trust Parties will prepare and file promptly at the Underwriters’ reasonable request any amendment to the Prospectuses or Supplementary Material as may be necessary or advisable under Canadian Securities Laws or the rules of the Exchanges to continue to qualify the distribution of the Offered Units; provided that the Trust Parties shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Trust shall further promptly deliver to each of the Underwriters and the Underwriters’ counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of comfort letters with respect to each such Supplementary Material substantially similar to those referred to in subparagraph 4(b)(iv).

(d)
The Trust shall not file any Supplementary Material or other document, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed.  The Trust shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under subparagraphs 7(a) or (b).

(e)
During the period of distribution of the Offered Units, the Trust shall provide to the Underwriters on a timely basis, for review by the Underwriters and the Underwriters’ counsel prior to filing, any proposed document, including without limitation any financial statements, annual information form, material change report or information circular, which may be deemed to be incorporated by reference in the Preliminary Prospectus or the Prospectus, and any press release of the Trust.

8.	Representations and Warranties of the Trust Parties

(a)
In addition to the representations and warranties contained in subparagraph 4(c) hereof, the Trust Parties jointly and severally represent and warrant to the Underwriters, and acknowledge that each of the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(i)
the Trust has been duly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own and administer its properties and assets;

(ii)
Baytex has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses, including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(iii)
Baytex ExchangeCo has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses, including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(iv)
Baytex Marketing has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses, and to own, lease and operate its properties and assets;

(v)
Baytex USA has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses, and operate its properties and assets;

(vi)
each of the Trust Parties has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased or operated and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(vii)
the Trust qualifies as a “unit trust” and a “mutual fund trust” under the Tax Act and the Trust has conducted and will conduct its affairs so as to continue to qualify as a “unit trust” and a “mutual fund trust” under the Tax Act, including by limiting its activities to investing the property of the Trust in property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any other business;

(viii)	other than the Trust Subsidiaries, the Trust has no active subsidiaries;

(ix)	except as described in the AIF, no Trust Subsidiary has carried on any business or undertaken any activity;

(x)	the Trust has not and will not carry on business or undertake any activity except as permitted under the Trust Indenture;

(xi)	subsequent to December 31, 2008:

(A)	there has not been any material change in the capital or long-term debt of the Trust or Baytex;

(B)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Trust or Baytex;

(C)	the financial position of the Trust, on a consolidated basis, has not changed in any material adverse way from that disclosed in the Financial Information; and

(D)	the Trust Parties have carried on business in the ordinary course;

(xii)
the Trust has full power and authority to issue the Offered Units and the Trust Units issuable pursuant to the Offered Units and, at the Closing Date: (A) the Offered Units will be duly and validly created, authorized, allotted and reserved for issuance in accordance with the Trust Indenture and, upon receipt of the purchase price therefor, such Offered Units will be duly and validly issued as fully paid and non-assessable;

(xiii)
each of the Trust Parties has the necessary trust or corporate power and authority to execute and deliver each of the Prospectuses and any Supplementary Material and all necessary trust or corporate action has been taken by each of the Trust Parties to authorize the execution and delivery by it of each of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under the Canadian Securities Laws;

(xiv)
each of the Trust Parties has the necessary trust or corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby and by the Prospectuses, and, on or before the Closing Time, this Agreement will be duly authorized, executed and delivered by the Trust Parties and constitute legal, valid and binding obligations of each of the Trust Parties, as applicable, enforceable against them in accordance with their terms;

(xv)
the authorized capital of the Trust consists of an unlimited number of Trust Units, of which, as at May 26, 2009, 98,343,693 Trust Units are issued and outstanding and 8,654,410 Trust Units are issuable pursuant to the Unit Rights Incentive Plan;

(xvi)	$10,195,000 principal amount of Debentures were issued and outstanding as of May 26, 2009;

(xvii)
Baytex is authorized to issue an unlimited number of common shares and an unlimited number of Exchangeable Shares, all of which common shares that are issued and outstanding as of the date hereof as fully paid and non-assessable are owned beneficially and of record by the Trust, and of which no Exchangeable Shares were issued and outstanding as of the date hereof;

(xviii)
ExchangeCo is authorized to issue an unlimited number of common shares, all of which common shares that are issued and outstanding as of the date hereof as fully paid and non-assessable are owned beneficially and of record by the Trust;

(xix)
no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time for the execution, delivery and performance by each of the Trust Parties of this Agreement, the sale of the Offered Units and the consummation by the Trust Parties of the transactions contemplated herein and therein;

(xx)
neither Trust Party has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is either Trust Party otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is now conducted and as currently proposed to be conducted, and own, lease and operate its properties other than any such restriction or requirement as would not have a material adverse effect on the Trust or Baytex;

(xxi)
no Trust Party is in or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement or any of the transactions contemplated hereby, and the sale and delivery by the Trust of the Offered Units and the issuance of the Trust Units issuable pursuant to the Offered Units, do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under (A) the Trust Indenture, (B) any term or provision of the articles, by-laws or constating documents of Baytex; (C) any resolutions of the Unitholders or directors (or any committee thereof) or securityholders of the Trust or Baytex, (D) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, to which either of the Trust or Baytex is a party or by which it is bound, (E) any judgment, decree, order, statute, rule or regulation of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Baytex or their properties or assets, which default or breach might reasonably be expected to (1) have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or Baytex or their respective properties or assets or (2) materially affect or impair the consummation of the transactions contemplated in the Prospectuses and any Supplementary Material;

(xxii)
except as disclosed in the Prospectuses or any Supplementary Material, no person has any agreement, option, right or privilege with or against the Trust or the Trust Subsidiaries for the purchase, subscription or issuance of Trust Units or other securities of the Trust or shares, Exchangeable Shares, or other securities of either of the Trust Subsidiaries;

(xxiii)
at or before the Closing Time, each of the Trust Parties shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto at or before such time;

(xxiv)
neither Trust Party has taken or will take, directly or indirectly, any action designed to, or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Offered Units or the Trust Units;

(xxv)
the Financial Information included and incorporated by reference in the Prospectuses have been prepared in conformity with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved and fairly present the financial position and condition of the Trust at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust as of the dates thereof, and the Trust has no additional material liabilities which are not set forth in the Financial Information or the Prospectuses and the assets of the Trust and Baytex are in all material respects as set forth in the Public Record;

(xxvi)
neither the Trust nor any of the Trust Subsidiaries has any undisclosed liabilities for taxes, duties, assessments, imposts, levies, including interest, penalties, fines or other additions thereto, contingent or otherwise;

(xxvii)
there are no actions, suits or proceedings, whether on behalf of or against the Trust or the Trust Subsidiaries, pending or, to the knowledge of the Trust or Baytex, threatened against or affecting the Trust or the Trust Subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would have a material adverse effect upon the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries;

(xxviii)
no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Trust or Baytex or the sale of any or all of the Offered Units has been issued and no proceedings, investigations or inquiry for such purpose are pending or contemplated or threatened;

(xxix)	the Trust is a “reporting issuer” or equivalent not in default under the Canadian Securities Laws in each of the Qualifying Provinces;

(xxx)
the Trust is eligible to file a short form prospectus under NI 44-101 or the equivalent system in each of the Qualifying Provinces, the Trust has filed its AIF under such instrument with the Regulatory Authorities in each Qualifying Province and neither Trust Party has received notice from any Regulatory Authority in any Qualifying Province that the AIF will be subject to review;

(xxxi)
each of the Material Agreements is properly described in the Public Record, Prospectuses or the Information Circular as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust and Baytex, as the case may be, enforceable against such parties in accordance with its terms and each of the Trust Parties, as applicable, is in compliance in all material respects with the terms of the Material Agreements except where such non-compliance, in the aggregate, would not have a material adverse effect on the capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust Parties (taken as a whole) and neither Trust Party is aware of any default or breach of a material nature under any Material Agreements by any other party thereto;

(xxxii)	the attributes and characteristics of the Offered Units and the Trust Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxiii)	the Trustee at its principal offices in the cities of Calgary and Toronto is the duly appointed trustee of the Trust, the registrar and transfer agent for the Trust Units and the Debentures;

(xxxiv)
although it does not warrant title, it has no reason to believe that Baytex does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interest”) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under Baytex except as disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief; Baytex holds its Interest under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, in the aggregate, not have a material adverse effect on the Trust or Baytex;

(xxxv)
each of the Trust Parties has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule which information did not contain any misrepresentation at the time such information was provided and, except with respect to changes in the prices of oil and gas, neither the Trust nor Baytex has any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to Sproule since the dates that such information was provided;

(xxxvi)
each of the Trust Parties believes that (A) the Sproule Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2008 based upon information available at the time such reserves information was prepared, and (B) as at the date of such report, the report does not (and as of the date hereof, except as may be attributable to production or changes in commodity prices since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxvii)
the minute book of each of the Trust Subsidiaries contains full, true and correct copies of the constating documents (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Trust and the Trust Subsidiaries (taken as a whole)) and, at the Closing Time will contain copies of all minutes of all meetings and all the resolutions of the directors, committees of directors and shareholders (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Trust and the Trust Subsidiaries (taken as a whole)), and all such meetings were duly called and properly held and were properly adopted except to the extent that any such failure could not reasonably be expected to have a material adverse effect on the Trust or the Trust Subsidiaries (taken as a whole);

(xxxviii)
each of the Trust and the Trust Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes and instalment of taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, assessments, imposts, levies, duties, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return, assessment or reassessments of any taxes or payment of any tax, governmental charge or deficiency by the Trust or the Trust Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or the Trust Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xxxix)
each of the Trust Parties (A) is in compliance with any and all applicable laws and regulations relating to human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (B) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the cases of clauses (A), (B) and (C), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Trust or Baytex or their respective properties and assets;

(xl)
to the best of the knowledge, information and belief of the Trust and Baytex, the Trust has good and marketable title to its assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xli)
to the best of the knowledge, information and belief of the Trust and Baytex, the Trust has good and marketable title to its assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xlii)
except as otherwise described in the Prospectuses, and subject to applicable laws, none of the Trust or the Trust Subsidiaries, is currently prohibited, directly or indirectly, from paying distributions or dividends, as the case may be, or from paying the interest or repaying any loans, advances or other indebtedness of any of the Trust or the Trust Subsidiaries;

(xliii)
the Trust has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Trust or the Trust Subsidiaries is a passive foreign investment company, and to the best of the knowledge, information and belief of the Trust and Baytex, no holder of Trust Units has received such a communication;

(xliv)
each of the Trust and the Trust Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Trust and the Trust Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operation of the Trust and the Trust Subsidiaries;

(xlv)
other than as provided for in this Agreement, neither the Trust nor Baytex has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the offering of the Offered Units contemplated herein;

(xlvi)	the Trust has not elected and will not elect to be classified as a partnership for purposes of the United States Internal Revenue Code and the regulations thereunder;

(xlvii)
to the best of the knowledge of the Trust and Baytex, non-residents of Canada (as defined in the Tax Act) do not own and have never owned beneficially more than 49% of the issued and outstanding Trust Units;

(xlviii)
for the purposes of the SIFT Rules, as of October 31, 2006, the Trust’s market capitalization was $1.8 billion and the Trust had bank debt of $128.0 million outstanding under the Trust’s existing credit facility; the Trust together with the Trust Subsidiaries issued Trust Units or other securities that are convertible or exchangeable into Trust Units with an aggregate value of $0.5 billion during the period from October 31, 2006 to March 26, 2009; and as at March 26, 2009, the Trust has remaining approximately $1.3 billion of “safe harbour” available for the purposes of the SIFT Rules;

(xlix)
the issued and outstanding Trust Units are listed on the Exchanges and the outstanding Debentures are listed on the Toronto Stock Exchange, and the Trust will apply to have the Offered Units and the Trust Units issuable pursuant to the Offered Units listed and posted for trading on the Toronto Stock Exchange on the Closing Date;

(l)
the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement;

(li)
there has been no material change in the affairs of the Trust not already publicly disclosed which requires disclosure under the Securities Laws in the Qualifying Provinces or which has been disclosed on a confidential basis to the Securities Commissions and which has not been generally disclosed to the public;

(lii)
the Responses shall be true in all material respects as at the time such responses are given and such Responses taken as a whole shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which the Responses were made;

(liii)	the Trust has complied and will comply with the representations, warranties and covenants applicable to it in Schedule “A” hereto; and

(liv)
the Trust has sufficient funds to pay to unitholders of record on March 31, 2009 the distribution of $0.12 per Trust Unit, such distribution to be paid on April 15, 2009.  As at the date hereof, the Trust has no current intention to vary its monthly distribution rate of $0.12 per Trust Unit.

9.	Conditions of Closing

(a)	The obligation of the Underwriters to purchase the Offered Units will be subject to the receipt by the Underwriters at the Closing Time of:

(i)
a certificate dated the Closing Date and signed by Baytex’s President and Chief Executive Officer and Chief Financial Officer certifying on behalf of the Trust Parties, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries:

(A)
each Trust Party has complied with all covenants and satisfied all terms and conditions of this Agreement and the Trust Indenture, as applicable, on its part to be complied with and satisfied at or prior to the Closing Time;

(B)
no order, ruling or determination having the effect of ceasing or suspending trading in the Offered Units or any other securities of the Trust in any of the Qualifying Provinces has been issued and no proceedings for such purpose are pending or contemplated or to the best of the knowledge, information and belief of the declarant, threatened;

(C)
since the respective dates as of which information is given in the Prospectus except as may have been the subject of the Supplementary Material, there has been no material change in the business, operations, assets, prospects, liabilities (actual, anticipated, contemplated or threatened, contingent or otherwise) or capital of the Trust Parties, taken as a whole, and which is not, or is not required by Canadian Securities Laws to be, disclosed in or contemplated by the Prospectus or any Supplementary Material (including the documents incorporated therein by reference); and

(D)	the representations and warranties of the Trust Parties contained herein are true and correct in all material respects as of the Closing Time as if made at and as of the Closing Time,

and as to such other matters as the Underwriters may reasonably request.

(ii)
a comfort letter from the Trust’s auditors dated the Closing Date and satisfactory in form and substance to the Underwriters bringing the information contained in the comfort letter referred to in subparagraph 4(a)(iv) hereof forward to the Closing Date, provided that such comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date;

(iii)
evidence satisfactory to the Underwriters that the Trust has obtained all necessary approvals of the Exchanges for the issuance and listing of the Offered Units and the Trust Units issuable upon conversion, redemption, repurchase or maturity of the Offered Units, subject only to the filing of documents which may be required by the Exchanges;

(iv)
an opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust, dated the Closing Date, addressed to the Underwriters and its counsel in form and substance satisfactory to the Underwriters and its counsel, acting reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Offered Units;

(v)
a legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Trust’s special United States legal counsel, addressed to the Underwriters, in form and substance acceptable to the Underwriters and their counsel, acting reasonably, to the effect that registration will not be required under the U.S. Securities Act in connection with the sale of the Offered Units by the Trust in the United States or to, or for the account or benefit of, U.S. Persons, provided that such offers and sales are made in accordance with Schedule “A” to this Agreement; and

(vi)
an opinion of McCarthy Tétrault LLP, counsel for the Underwriters, dated the Closing Date, addressed to the Underwriters, and in form and substance satisfactory to the Underwriters, as to such matters as the Underwriters may reasonably request relating to the distribution of the Offered Units.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust as to matters which relate specifically to the Trust and that counsel for the Trust and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Trust and of the Trust’s auditors, and that the opinions of counsel may be subject to reasonable qualifications, including the usual enforceability qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

10.	Closing

(a)
The sale of the Initial Trust Units shall be completed at the Closing Time at the offices of the Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as the Trust Parties and the Underwriters may agree.  Subject to the conditions set forth in paragraph 9, the Underwriters, on the Closing Date, shall deliver, by wire transfer to the Trust an amount equal to $100,050,000.00, in respect of the Offered Units, against delivery by the Trust of:

(i)	the opinions, certificates and documents referred to in paragraph 9;

(ii)
definitive certificates representing, in the aggregate, all of the Offered Units registered in the name of “CDS” or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii)	a certified cheque or bank draft payable to the Lead Underwriter representing the Initial Underwriting Fee payable at the Closing Time as provided for in subparagraph 2(a)(i).

(b)	The sale of the Additional Trust Units, if applicable, shall be completed at the Additional Closing Time at the offices of the Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other place as the Trust Parties and the Underwriters may agree.  Subject to the conditions set forth in paragraph 9, the Underwriters, on the Closing Date, shall deliver, by wire transfer to the Trust an amount up to $15,007,500.00, in respect of the Additional Trust Units, against delivery by the Trust of:

(i)	the opinions, certificates and documents referred to in paragraph 9;

(ii)
definitive certificates representing, in the aggregate, all of the Offered Units registered in the name of “CDS” or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii)
a certified cheque or bank draft payable to the Lead Underwriter representing an amount up to the Additional Underwriting Fee payable at the Additional Closing Time as provided for in subparagraph 2(a)(i).

(c)
Notwithstanding subparagraphs 10(a) and 10(b), the Underwriters may deduct the Initial Underwriting Fee and up to the Additional Underwriting Fee, if any, payable at the Closing Time and the Additional Closing Time, if any, respectively, from the gross proceeds of the offering, in which case the Underwriters, at the Closing Time or the Additional Closing Time, as the case may be, shall, subject to the provisions hereof, deliver the amounts required pursuant to this paragraph 10, by wire transfer, a net amount equal to the difference resulting from subtracting that portion of the Initial Underwriting Fee or up to the Additional Underwriting Fee, as the case may be, payable at the Closing Time or the Additional Closing Time, as the case may be, from the gross proceeds of the offering against the deliveries set forth in subparagraphs 10(a)(i), (ii) and (iii) and 10(b)(i),(ii) and (iii).

11.	Indemnification

(a)
Each Trust Party, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters’ agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)
any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished in writing to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material) which was or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)
any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished in writing to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii)
any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 11(a)(ii);

(iv)
any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Firm, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Units; or

(v)
any breach of, default under or non-compliance by a Trust Party with any requirements of the Canadian Securities Laws, the by-laws, rules or regulations of the Exchanges or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of a Trust Party hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Underwriters’ failure to conduct adequate “due diligence”).

(b)	If any claim contemplated by subparagraph 11(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the “Indemnified Party”) shall notify the Trust Parties (collectively the “Indemnifying Parties”) (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties’ ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Party acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Parties or the Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.  The Indemnified Party shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subparagraph 11(a), but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)
The Indemnified Party has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Party which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Party and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defence of such proceedings on the Indemnified Party’s behalf);

(ii)
the Indemnifying Parties shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Party’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

(c)
Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public

Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished in writing to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

(d)
If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)
The rights and remedies of the Indemnified Parties set forth in paragraphs 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)
The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters’ respective agents, directors, officers, shareholders and employees under this paragraph 11 and under paragraph 12 with respect to all such agents, directors, officers, shareholders and employees.

(g)
The Indemnifying Parties waive any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

(h)
The rights of indemnity contained in this paragraph 11 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3, 4 and 5 and the person asserting any claim contemplated by this paragraph 11 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Canadian Securities Laws, to be delivered to such person by the Underwriters.

(i)
If the Indemnifying Parties have assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Party shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Parties.

12.	Contribution

(a)
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(i)
in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

(ii)
if the allocation provided by subparagraph 12(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subparagraph 12(a) but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

(b)
The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters.  In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 11 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the

Indemnifying Parties or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 11.

(c)
The amount paid or payable by an Indemnified Party as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

(d)
Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.  The rights to contribution provided in this paragraph 12 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Parties may have.

(e)	Any liability of the Underwriters under this paragraph 12 shall be limited to the amount actually received by the Underwriters pursuant to paragraph 2 hereof.

13.	Expenses

(a)
Whether or not the offering of the Offered Units contemplated hereby is completed, the Trust will be responsible, subject to subparagraph 13(c), for all of the costs in connection with the offering, including without limitation the fees and expenses of counsel to the Trust Parties (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and Underwriters’ counsel as part of the Underwriters’ due diligence investigations), auditors, transfer agents and outside consultants, filing fees, the costs and expenses of qualifying the Prospectuses in each of the Qualifying Provinces and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

(b)
If the offering of the Offered Units contemplated hereby is not completed due to any reason whatsoever (unless such failure to complete is a result of a breach or default of the Underwriters), including, without limitation, the inability or unwillingness of the Trust or due to any of the Underwriters exercising the termination rights set forth herein, the Trust shall be responsible for the fees and expenses of Underwriters’ counsel and the expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (collectively, the “Underwriters’ Expenses”).

(c)	If the offering of the Offered Units contemplated hereby is completed, the Underwriters shall be responsible for the Underwriters’ Expenses.

(d)
If the Underwriters are entitled to reimbursement for Underwriters’ Expenses hereunder, the Trust shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses; the Underwriters shall present reasonable evidence of the Underwriters’ Expenses to the Trust as soon as is practicable following the termination of the offering and the Trust shall reimburse the Lead Underwriter, on behalf of the Underwriters, therefor, in accordance with subparagraph 13(b), within 30 days of receipt of reasonable evidence of the Underwriters’ Expenses.

14.	Termination

(a)
In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, by written notice to the Trust Parties, if prior to the Closing Time:

(i)
any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of any of the Offered Units, is made, or any proceeding is announced, commenced or threatened for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)
any action, inquiry, suit, investigation or other proceeding (whether formal or informal) in relation to the Trust Parties, or any one of them, or any of their respective trustees, directors or senior officers is announced, commenced or threatened by any securities regulatory authority, any stock exchange or by any other competent authority, if, in the reasonable opinion of the Underwriters or any one of them, the announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Units, the Trust Units or any other securities of the Trust;

(iii)
there shall have occurred or have been discovered any adverse change or development, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the operations, capital or condition (financial or otherwise), business or business prospects of the Trust Parties (taken as a whole) or the respective properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust Parties (taken as a whole) that in the sole opinion of the Underwriters, or any of them, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units, the Trust Units or any other securities of the Trust;

(iv)
there should develop, occur or come into effect or existence or be announced any event, action, state, condition or occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets generally or the business, operations or affairs of the Trust Parties (taken as a whole);

(v)
the Underwriters shall become aware of any material information with respect to the Trust Parties which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Units, the Trust Units or any other securities of the Trust;

(vi)	any of the Trust Parties shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement; or

(vii)
there is announced any change or proposed change in applicable laws, regulations or policies or the interpretation or administration thereof and such change, in the sole opinion of the Underwriters, or any of them, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Units, the Trust Units or any other securities of the Trust.

(b)
The Underwriters, or any of them, may exercise any or all of the rights provided for in subparagraph 14(a) or paragraphs 9 or 19 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subparagraph 14(a) or paragraphs 9 or 19 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)
Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust Parties under paragraphs 11, 12 or 13.

(d)
If an Underwriter elects to terminate its obligations to purchase the Offered Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust Parties, the liability of the Trust Parties hereunder shall be limited to the indemnity referred to in paragraph 11, the contribution rights referred to in paragraph 12 and the payment of the expenses referred to in paragraph 13.

15.	Authority to Lead Underwriter

The Trust Parties party hereto shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Lead Underwriter, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 11 or 12, any matter referred to in paragraph 14, or any agreement under paragraph 16.  While not affecting the foregoing, the Lead Underwriter shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

16.	Underwriters’ Obligations

(a)
The Underwriters’ obligations to purchase the Offered Units at the Closing Time or the Additional Closing Time, if any, as the case may be, shall be several and not joint and several and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Trust Units to be purchased at that time:

TD Securities Inc.	27.54%
CIBC World Markets Inc.	12.25%
National Bank Financial Inc.	12.25%
RBC Dominion Securities Inc.	12.25%
Scotia Capital Inc.	12.25%
Canaccord Capital Corporation	6.12%
FirstEnergy Capital Corp.	6.12%
Raymond James Ltd.	3.06%
Peters & Co. Limited	2.04%
Tristone Capital Inc.	2.04%
UBS Securities Canada Inc.	2.04%
Cormark Securities Inc.	1.02%
Dundee Securities Corporation	1.02%

(b)
If at the Closing Time or the Additional Closing Time, if any, as the case may be, any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Offered Units, the remaining Underwriters shall be obligated severally to purchase such Offered Units which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the event that the percentage of the total number of Offered Units which one or more of the Underwriters has failed to purchase exceeds 6.12% of the total number of Offered Units which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Offered Units which would otherwise have been purchased by the Underwriters which fail to purchase.  In any such case either a non-defaulting Underwriter or the Trust shall have the right to postpone the Closing Time or the Additional Closing Time, if any, as the case may be, for such period, not exceeding five business days, in order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected.  If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to the Lead Underwriter (on behalf of the Underwriters) and the Trust for the purchase of such Offered Units are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Trust, to terminate, without liability, its obligation to purchase its original percentage of the Offered Units and (ii) the Trust Parties shall have the right to terminate their obligations hereunder without liability on its part except under paragraphs 10, 11 and 12 hereof in respect of non-defaulting Underwriters.  Any action taken under this paragraph 16(b) shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

(c)
Nothing in this paragraph 16 shall obligate the Trust to sell to one or any of the Underwriters less than all of the Offered Units or shall relieve any Underwriter in default from liability to the Trust Parties or to any non-defaulting Underwriters in respect of its default hereunder.  In the event of a termination by the Trust Parties of their obligations under this Agreement, there shall be no further liability on the part of the Trust Parties to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 11, 12 and 13.

17.	Use of Proceeds

Each of the Trust Parties hereby covenant and agree to use the net proceeds of the sale of the Offered Units hereunder in accordance with the disclosure in the Prospectus.

18.	Underwriters’ Covenants

The Underwriters shall:

(a)	use all reasonable efforts to complete the distribution of the Offered Units as soon as possible;

(b)
not make use of any “green sheet” in respect of the Offered Units without approval of the Trust and shall comply with Canadian Securities Laws with respect to the use of “green sheets” and other marketing material during the waiting period;

(c)	give prompt notice to the Trust, when, in the opinion of the Underwriters, distribution has ceased; and

(d)
as soon as reasonably practicable and, in any event, within 30 days of the completion of the distribution, provide the Trust with a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable.

19.	Terms and Conditions

All representations, warranties, terms, covenants and conditions of this Agreement to be performed by the Trust shall be construed as conditions for the benefit of the Underwriters. Any breach of, default under, non-compliance with, or failure by any Trust Party to comply with, any such representation, warranty, covenant, term or condition shall entitle any Underwriter to terminate its obligations to purchase the Offered Units by giving written notice to that effect to the Trust at or prior to the Closing Time.  The Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the Underwriters’ rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.  In the event of the termination of the Underwriters’ obligations pursuant to this paragraph 19, the Trust’s liability hereunder shall be limited to payment of such of the expenses referred to in paragraph 13 hereof payable by the Trust as shall previously have been incurred and to any liability which may have arisen or may thereafter arise under paragraphs 11 and 12.

20.	U.S. Offers

In connection with offers and sales of the Offered Units in the United States, or to or for the account or benefit of U.S. Persons (as defined in Schedule “A” attached hereto):

(a)
the Trust Parties make the representations, warranties and covenants applicable to them contained in Schedule “A” attached hereto, which representations, warranties and covenants shall be deemed to be incorporated by reference into this Agreement; and

(b)
each of the Underwriters makes the representations, warranties and covenants applicable to it contained in Schedule “A” attached hereto, which representations, warranties and covenants shall be deemed to be incorporated by reference into this Agreement.

21.	Future Offerings

The Trust shall not issue, agree to issue or announce an intention to issue any additional Trust Units or any securities convertible into or exchangeable for the Trust Units (except in connection with: (a) an acquisition made at “arms length”; (b) the exchange, transfer, conversion or exercise of rights of existing outstanding securities or existing commitments to issue securities; or (c) the issuance of Trust Units pursuant to the Trust’s distribution reinvestment plan or the issuance of rights or Trust Units upon the exercise of rights granted pursuant to the Trust’s unit rights incentive plan) for a period of 90 days from the Closing Date, without the prior consent of the Lead Underwriter, for and on behalf of the Underwriters, such consent not to be unreasonably withheld.

22.	Stabilization

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Canadian Securities Laws.  Such stabilizing transactions, if any, may be discontinued at any time.

23.	Survival

The representations, warranties, covenants, indemnities and agreements of the Trust contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Units, and the Underwriters shall be entitled to rely on the representations and warranties of the Trust contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

24.	Further Assurances

Each party to this Agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

25.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

If to any Trust Party, addressed and sent to:

c/o Baytex Energy Trust
Suite 2200, 205 – 5th Avenue, S.W.
Calgary, Alberta T2P 2V7
Attention:	Anthony Marino
Fax No.:	(403) 205-3845

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention:	Shannon Gangl
Fax No.:	(403) 260-0330

If to the Underwriters, addressed and sent to:

TD Securities Inc.
800, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention:	Alec W.G. Clark
Fax No.:	(403) 292-2776

and to:

CIBC World Markets Inc.
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention:	Denis R. Rajotte
Fax No.:	(403) 260-0524

and to:

National Bank Financial Inc.
Suite 2802, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention:	Robert B. Wonnacott
Fax No.:	(403) 265-5043

and to:

RBC Dominion Securities Inc.
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Rob King
Fax No.:	(403) 299-6900

and to:

Scotia Capital Inc.
2000, 700 – 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention:	Brett Undershute
Fax No.:	(403) 298-4099

and to:

Canaccord Capital Corporation
Suite 2200, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta T2P 5P8

Attention:	Bruce McDonald
Fax No.:	(403) 508-3866

and to:

FirstEnergy Capital Corp.
Suite 1100, 311 – 6th Avenue S.W.
Calgary, Alberta T2P 3H2

Attention:	Jamie N. Ha
Fax No.:	(403) 262-0688

and to:

Raymond James Ltd.
Suite 2500, 707 – 8th Avenue S.W.
Calgary, Alberta T2P 1H5

Attention:	Edward J. Bereznicki
Fax No.:	(403) 509-0535

and to:

Peters & Co. Limited
Suite 3900, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Christopher S. Potter
Fax No.:	(403) 261-4850

and to:

Tristone Capital Inc.
Suite 2020, 335 – 8th Avenue S.W.
Calgary, Alberta T2P 1C9

Attention:	Tom Ebbern
Fax No.:	(403) 294-9541

and to:

UBS Securities Canada Inc.
Suite 650, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention:	Ryan Donovan
Fax No.:	(403) 695-3654

and to:

Cormark Securities Inc.
Suite 1800, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention:	Ronald A. MacMicken
Fax No.:	(403) 266-4222

and to:

Dundee Securities Corporation
Suite 3600, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention:	Ali A. Bhojani
Fax No.:	(403) 264-6331

with a copy to:

McCarthy Tétrault LLP
Suite 3300, 421 – 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention:	Sony Gill
Fax No.:	(403) 260-3501

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first business day following the day on which it is sent.

26.	Conflict of Interest

The Trust: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Canadian Securities Laws and have fiduciary relationships with their respective clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their respective clients.  To the extent that the Underwriters’ statutory obligations as registrants under the Canadian Securities Laws or fiduciary relationships with their respective clients conflict with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Canadian Securities Laws and their fiduciary duties to their respective clients.  Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Canadian Securities Laws or to satisfy their fiduciary duties to their clients.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Trust, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Trust hereby confirms its understanding and agreement to that effect.

27.	Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the holders of Trust Units of the Trust and that any recourse against the Trust, the Trustee or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited under the terms of the Trust Indenture.

28.	Miscellaneous

(a)	Time shall be of the essence of this Agreement.

(b)	All dollar amounts referred to in this Agreement are in Canadian funds.

(c)
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.  Each of the Trust Parties and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

(d)	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same Agreement.

(e)
The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

[SIGNATURES APPEAR ON THE NEXT PAGE]

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Lead Underwriter, on behalf of the Underwriters.  Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Trust of the Offered Units on the terms set out herein.

TD SECURITIES INC.		CIBC WORLD MARKETS INC.

By:	(Signed) Scott W. Barron	By:	(Signed) Denis R. Rajotte

NATIONAL BANK FINANCIAL INC.		RBC DOMINION SECURITIES INC.

By:	(Signed) Robert B. Wonnacott	By:	(Signed) Rob King

SCOTIA CAPITAL INC.		CANACCORD CAPITAL CORPORATION

By:	(Signed) Brett Undershute	By:	(Signed) Bruce McDonald

FIRSTENERGY CAPITAL CORP.		RAYMOND JAMES LTD.

By:	(Signed) Jamie N. Ha	By:	(Signed) Edward J. Bereznicki

PETERS & CO. LIMITED		TRISTONE CAPITAL INC.

By:	(Signed) Philip R. Krepela	By:	(Signed) Tom Ebbern

UBS SECURITIES CANADA INC.		CORMARK SECURITIES INC.

By:	(Signed) Ted Larkin	By:	(Signed) Ronald A. MacMicken

DUNDEE SECURITIES CORPORATION

By:	(Signed) Ali A. Bhojani

Accepted and agreed to as of March 23, 2009.

BAYTEX ENERGY TRUST, by Baytex Energy Ltd.		BAYTEX ENERGY LTD.

By:	(Signed) Derek Aylesworth	By:	(Signed) Derek Aylesworth

By:	(Signed) Tony Marino	By:	(Signed) Tony Marino

SCHEDULE “A”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule “A” to the Underwriting Agreement among TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation (collectively, the “Underwriters”) and Baytex Energy Trust (the “Trust”) and Baytex Energy Ltd. (“Baytex” and, together with the Trust, the “Trust Parties”) made as of March 23, 2009.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

“Dealer” means a dealer as defined in Section 2(a)(12) of the U.S. Securities Act;

“Institutional Accredited Investor” means an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

“Offshore Transaction” means an offshore transaction or that term as defined in Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;

“U.S. Placement Memorandum” means the private placement memorandum (to which will be attached the Preliminary Prospectus or Prospectus, as the case may be) for the offering of the Offered Units in accordance with this Schedule;

“U.S. Person” means a U.S. person as that term is defined in Regulation S; and

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter represents and agrees to and with the Trust and Baytex that:

1.
It acknowledges that the Offered Units have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.  It has not offered and sold, and will not offer and sell, any Offered Units forming part of its allotment except (a) outside the United States to purchasers that are not U.S. Persons or purchasing for the account or benefit of U.S. Persons in Offshore Transactions in accordance with Rule 903 of Regulation S or (b) in the United States or to, or for the account or benefit of, U.S. Persons in accordance with paragraphs 2 through 9 below.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units, except with its affiliates, any selling group members or with the prior written consent of the Trust.  It shall require each of its U.S. broker-dealer affiliates and each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

3.
Neither such Underwriter nor any of its affiliates, nor any persons acting on its or their behalf, has engaged or will engage, in any Directed Selling Efforts with respect to any of the Offered Units while any of the Offered Units are being offered for sale.

4.
All offers and sales of Offered Units in the United States or to, or for the account or benefit of, U.S. Persons shall be made (a) through the Underwriter’s U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements or (b) by the Underwriters in reliance upon Rule 15a-6. Such broker-dealer affiliate is a duly registered broker-dealer with the SEC, and is a member in good standing with the Financial Industry Regulatory Authority or any person acting on their behalf.

5.
Offers and sales of Offered Units in the United States or to, or for the account or benefit of, U.S. Persons by the Underwriter or its U.S. registered broker-dealer affiliate or any person acting on their behalf shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D).

6.
Offers to sell and solicitations of offers to buy the Offered Units shall be made by the Underwriters or its U.S. registered broker-dealer affiliate, only to persons reasonably believed to be Institutional Accredited Investors which persons each execute and deliver to the Trust, the Underwriters and their U.S. registered broker-dealer affiliates, prior to the sale of the Offered Units, a purchaser’s letter in the form set out in Exhibit A to this Schedule (the “U.S. Purchaser’s Letter”);

7.
Each offeree in the United States or that is a U.S. Person, or is acting for the account or benefit of, a U.S. Person, has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. Placement Memorandum including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Units the U.S. Placement Memorandum including the Prospectus.  The U.S. Placement Memorandum shall set forth the following in substantially the following form:

“The Securities have not been and will not be registered under the Securities Act or the securities laws of any state of the United States and may not be offered or sold within the United States, except that the Securities may be sold to Institutional Accredited Investors in reliance on the exemptions from such registration provided by the Securities Act.”

8.
Any offer, sale or solicitation of an offer to buy Offered Units that has been made or will be made by the Underwriters in the United States or to, or for the account or benefit of, a U.S. Person was or will be made only to Institutional Accredited Investors.

9.
At closing, any Underwriter and its U.S. affiliates selling Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that neither it nor its affiliates offered or sold Offered Units in the United States or to, or for the account or benefit of, U.S. Persons.

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1.
(a) The Trust is a “foreign issuer” and a “reporting issuer” within the meaning of Regulation S and there is not a Substantial U.S. Market Interest in the Trust Units; (b) the Trust is not now and as a result of the sale of Offered Units contemplated hereby will not be required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; and (c) none of the Trust, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf) has made or will make any Directed Selling Efforts with respect to the Offered Units while any of the Offered Units are being offered for sale, has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, or has otherwise acted in a manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Units in the United States;

2.
Any offering material or document prepared or distributed by or on behalf of the Trust and used in connection with offers and sales of the Offered Units includes, or will include, statements to the effect that the Offered Units have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless an exemption from the registration requirements of the U.S. Securities Act is available;

3.
None of the Trust or any of its affiliates or any persons acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf) has offered or sold, or will offer or sell, any of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, except for offers and sales made through the Underwriters and their U.S. Affiliates in compliance with this Schedule;

4.
The Trust has not, within six months before the commencement of the offering of the Offered Units, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Units and would cause the applicable exemption from the registration requirements of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, or which would cause the exclusion from such registration requirements set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Units outside the United States to persons who are not, and are not acting for the account or benefit of, U.S. Persons; and

5.
None of the Trust, its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf) has taken or will take any action that would cause the applicable exemptions from the registration requirements of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, or which would cause the exclusion from such registration requirements set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Units outside the United States to persons who are not, and are not acting for the account or benefit of U.S. Persons.

EXHIBIT A

FORM OF U.S. PURCHASER’S LETTER

Baytex Energy Trust
Baytex Energy Ltd.

Suite 2200, 205 – 5th Avenue, S.W.
Calgary, Alberta T2P 2V7 Canada

-and-

TD Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation, c/o TD Securities Inc.

800, 324 – 8th Avenue S.W.

Calgary, Alberta T2P 2Z2 Canada

Dear Sirs:

In connection with our proposed purchase of trust units (the “Securities”) of Baytex Energy Trust, we confirm and agree as follows:

(a)	we are authorized to consummate the purchase of the Securities;

(b)
we understand that the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and that the sale contemplated hereby is being made to Institutional Accredited Investors (as defined in subsection (c) below) in reliance an exemption from registration under the Securities Act;

(c)
we are an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act (“Institutional Accredited Investor”) and are acquiring the Securities for our own account or for one or more investor accounts for which we are exercising sole investment discretion and each such investor account is an Institutional Accredited Investor;

(d)
we agree that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Securities we will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the Securities Act), directly or indirectly unless:

(i)	the sale is to the Trust; or

(ii)	the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations; or

(iii)	the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder; or

(iv)	the Securities are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations; or

(v)
the sale is to an Institutional Accredited Investor and a purchaser’s letter containing representations, warranties and agreements substantially similar to those contained in this purchaser’s letter (except that such subsequent purchaser’s letter need not contain the representation set forth in subsection (f) below) is executed by the subsequent purchaser and delivered to the Trust prior to the sale; and in the case of subparagraph (iii) or (iv), we have furnished to the Trust an opinion of counsel, or recognized standing reasonably satisfactory to the Trust, to that effect;

(e)
we understand and acknowledge that the Securities are “restricted securities” as defined in Rule 144 under the Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BAYTEX ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO BAYTEX ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) ABOVE, A LEGAL OPINION SATISFACTORY TO BAYTEX ENERGY TRUST MUST FIRST BE PROVIDED.”

If the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S at a time when the Trust is a “foreign issuer” as defined in Regulation S, the legend may be removed by providing a declaration to Valiant Trust Company substantially in the form of Exhibit II to the U.S. Private Placement Memorandum referred to in paragraph (f) below (or as the Trust may prescribe from time to time).  If the Securities are being sold under Rule 144 of the Securities Act, the legend may be removed by delivery to Valiant Trust Company of an opinion of counsel of recognized standing and reasonably satisfactory to the Trust, to the effect that such legend is no longer required under the Securities Act or state securities laws;

(f)
we have received a copy of the short form prospectus of the Trust dated March 27, 2009, together with the U.S. Private Placement Memorandum relating to the offering in the United States (all such documents, the “Offering Documents”) and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that we have considered necessary in connection with our decision to invest in the Securities;

(g)
we acknowledge that we are not purchasing the Securities as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the Securities Act including, without limitation, advertisements, articles, notices and other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(h)
we understand and acknowledge that the Trust (i) is under no obligation to be or to remain a “foreign issuer,” (ii) may not, at the time we sell the Trust Units or at any other time, be a “foreign issuer,” and (iii) may engage in one or more transactions which could cause the Trust not to be a “foreign issuer.” If the Trust is not a “foreign issuer” at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in subsection (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you, the Underwriters referred to in the Offering Documents and the U.S. affiliates of the Underwriters, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Securities.  We further agree that by accepting the Securities we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Securities.

You, the Underwriters and the Underwriters’ U.S. affiliates are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Please register the Securities subscribed for as follows:

(Name)

(Account Reference, if applicable)

(Address)

Dated:	By:
Name:
Title:

EXHIBIT I

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Valiant Trust Company,
as registrar and transfer agent for the Trust Units of Baytex Energy Trust

The undersigned:

(A)
acknowledges that the sale of the Securities of Baytex Energy Trust (the “Trust”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “1933 Act”); and

(B)	certifies that:

(1)	we are not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act),

(2)
the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or we and any person acting on our behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States,

(3)
neither we nor any affiliate of ours nor any person acting on any of our or their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of such Securities,

(4)
the sale is bona fide not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act),

(5)	we do not intend to replace such Securities with fungible unrestricted securities, and

(6)
the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:	By:
Name:
Title:

EXHIBIT B

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States to purchasers who were offered Offered Units in the United States and to purchasers acting for the account or benefit of U.S. Persons, (the “U.S. Purchasers”) of trust units (the “Securities”) of Baytex Energy Trust (the “Trust”) pursuant to the Underwriting Agreement dated as of March 23, 2009 among the Trust, Baytex Energy Ltd. and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)
● is a duly registered broker or dealer under the U.S. Exchange Act and is a member of and in good standing with the Financial Industry Regulatory Authority on the date hereof, and all offers and sales of the Securities in the United States have been and will be effected by ● in accordance with all U.S. broker-dealer requirements;

(ii)
each offeree was provided with a copy of the U.S. Placement Memorandum, including the Canadian final prospectus dated ●, for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii)
immediately prior to our transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that the offeree was an institutional “accredited investor” (as defined in Rule 50l(a)(1), (2), (3) or (7) of Regulation D under the United States. Securities Act of 1933, as amended), and on the date hereof, we continue to believe that each U.S. Purchaser is an institutional “accredited investor”;

(iv)
no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(v)	prior to any sale of Offered Units by us to a U.S. Purchaser we caused the U.S. Purchaser to sign and deliver a U.S. Purchaser’s Letter; and

(vi)	the offering of the Securities in the United States and to, or for the account or benefit of, U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _______ day of ______, 2009.

Dated:	By:
Name:
Title: